INVEST IN **SISTAIN**

Personalized, social shopping for sustainable home goods


SISTAIN

thesistain.com Denver CO

Featured Investors



Virginia Suliman

Syndicate Lead

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Jaclyn and the team are creating a solution that sustainability committed and the sustainability curios. The opportunity in the marketplace for a no judgment zone way to simply get incrementally better about caring for earth is huge. SISTAIN's current and future offerings create real solutions to humans who want to do good where they can.

Bolstered by years of creative, retail, technology, and strategy experience, the SISTAIN team is following disciplined approaches for building products and technology to serve this need. This inspires further confidence that what the team will build will stand the test of time.

Invested $40,000 this round & $40,000 previously

Highlights

1. Bringing sustainability to the massive $715B home decor market
2. 2K+ customers across 43 states in the USA
3. 40% repeat customer rate, exceeding ecommerce benchmarks by 10-20%
4. Team with 2 startup exits & experience scaling revenue from $0 to $100M+
5. Featured in Forbes, Vanity Fair, House Beautiful, The Zoe Report, & Business Insider
6. Leadership from Outside, Nike+ Accelerator & Leo Burnett (Publicis Agency)
7. On track to $72M revenue by 2028 (not guaranteed)

Our Team



Jaclyn Tracy Founder & CEO

Sustainability maven. 10+ years building campaigns for Fortune 500 brands (Samsung, Discover). Founded Brand Effect agency. Ran multi-million dollar digital budget for Illinois governor's race & 50+ political races. DePaul U, BA Advertising & Sociology.



John Schnipkoweit CTO

Visionary engineer. Scaled companies from $0 to $100M+ in revenue, and led engineering teams at Inc 500 fastest-growing companies and VC-backed rollups. Scaled & exited 2 companies including one selected by Techstars. BS Engineering & Information Systems.



Alyssa Warth Head of Growth

eCommerce ace. Focus on science x consumer goods. Former VP of Growth at beam & Head of Acquisition at More Labs & TruBrain. Scaled a subscription program from $0 to $10M+ ARR & grew eCommerce customer volume 150%+ YoY for 3 years. UCLA, BS Neuroscience.



Luis Villarreal CFO

Finance whiz. Worked multiple successful deals in PE, including acquisitions of early-stage companies with deal values up to $10M. MA Accounting & MBA, University of Colorado.

Why SISTAIN?


SISTAIN

SISTAIN makes sustainable living simple and aspirational.

Our trust-centric shopping platform is revolutionizing how consumers discover and purchase eco-friendly, ethical, and non-toxic home goods - a massive $715B market.

SISTAIN is THE destination for aspiring conscious consumers seeking to take care of themselves and our planet.

175 Million American adults want to live sustainably, but **don't know how**


2 out of 3 are willing to pay
more for sustainable products

Shopping for sustainable home goods is overwhelming. The average consumer lacks insight into the health, environmental, and ethical implications of the products they use every day. Likewise, brands are often accused of greenwashing and making unsubstantiated claims.

And yet thousands of brands do operate with sustainable or circular methods of design, production, and manufacturing processes. New solutions and innovative ideas around living sustainably, and reducing plastic waste and our carbon footprint are emerging every single day.

There is an undeniable connection between **consumerism & climate change**

Americans throw away 12 million tons of furniture and home decor each year. 75% of this ends up in a landfill. And the richest 10% of the world's population contribute almost 50% of global carbon dioxide emissions. It's unrealistic to call for a halt of consumerism altogether, but we can foster more conscious consumption.

At SISTAIN, we are not about promoting a 'zero-waste' lifestyle. We advocate for [small sustainable changes], such as avoiding plastic straws, composting, or bringing your own water bottle.

Our philosophy is that sustainable living should be simple and progressive so that

collectively we can turn the tide of consumerism. Because progress is better than perfection when it comes to a planet that is on fire.


We don't need everyone to do zero waste perfectly, we need millions of people to do sustainability imperfectly

Personalized shopping for sustainably sourced home goods


EVERYDAY LIVING
MAJOR LIFE EVENTS
SISTAIN
SISTAIN eCommerce
New Arrivals
SISTAIN Registry
Sustainable Standards You Can Trust

SISTAIN makes shopping for beautiful sustainable home goods transparent, social, and highly-personalized.

Our platform showcases 50+ brands and 700 sustainable products meeting rigorous sustainability and design requirements across a range of lines from kitchenware to bedding to baskets. Top-selling brands include Bambu, Stojo and WellKept, which can be purchased via our ecommerce store or registry.



Our highly engaged community comes for design & stays for the mission

50+	TRUSTED BRANDS
700+	SUSTAINABLE PRODUCTS
+2K	CUSTOMERS ACROSS 43 STATES
89%	ORGANIC TRAFFIC
40%	REPEAT CUSTOMER RATE



Celebrities love us


Melissa Wood
WELLNESS CREATOR
1.1 M Followers
Mona Vand
CLEAN LIVING CREATOR
1.2 M Followers
Lauryn Bosstick
PODCASTER & BLOGGER
1.2 M Followers
Kelly Gores
AUTHOR & DIRECTOR
450K Followers

Our platform has resonated with celebrities and leading influencers in wellbeing, clean living, and design. Several of them personally post about items from SISTAIN, introducing millions of their followers to our mission and products.

A trusted source of sustainability insights


PRODUCT MATERIALS
PACKAGING
CORPORATE SOCIAL RESPONSIBILITY
PRODUCT LIFE CYCLE
PRODUCT ORIGIN
TIMELESS QUALITY
BRAND PROGRESS

At the core of our approach is a commitment to promote brands that champion proven sustainable practices across seven key pillars. SISTAIN's proprietary assessment methodology leverages data science, third-party tools, feedback and ratings from our SISTAIN community, in addition to self-reporting from brands.

Categories tracked include:

- **Product materials:** environmentally responsible, non-toxic ingredients
- **Packaging:** recyclable, compostable, minimal materials
- **Corporate social responsibility:** how brands give back & certifications attained
- **Product life cycle:** resource intensity & end of life disposal
- **Product origin:** traceability within the supply chain
- **Timeless quality:** design, durability and longevity of products
- **Brand progress:** ongoing commitment to sustainable practices

SISTAIN is on a clear path to be THE sustainability brand for the home


OUR DEFENSIBLE MOAT
• 'SISTAIN Approved' Sustainable Database
• Personalization via Generative AI
• Shoppable Creator Collections

SISTAIN's personalized, social approach to shopping is underscored by a sustainable database, shoppable creator collections, and an AI-driven recommendation engine.

A first-of-its-kind sustainable database provides trusted ratings of brands & products


Caraway Home
COOKWARE
ENVIRONMENT 3 OF 5
NONTOXIC 5 OF 5
PEOPLE 3 OF 5
COMMUNITY 4 OF 5
IMPACT 2 OF 5
Caraway's ceramic-coated non-toxic cookware is overall a great choice for you and the planet
EXPLORE MORE
PRODUCT MATERIALS
PACKAGING
CORPORATE SOCIAL RESPONSIBILITY
PRODUCT LIFE CYCLE
PRODUCT ORIGIN
TIMELESS QUALITY
BRAND PROGRESS

Our product database filters products against the sustainability, ethical or overall impact criteria that matters to them most. The database can be licensed to companies to support product development or to attain Environmental Social Governance (ESG) standards, yielding an additional revenue stream.

Generative AI & personalization drive product recommendations

SISTAIN's AI-driven recommendation engine personalizes the shopping experience, serving up sustainable product options based on the shopper's style preferences, browsing behavior, and previous purchases.


HOW TO STYLE
RECOMMENDATION AI
MARBLE TABLE
HANDCRAFTED STONEWARE
TRIPOD STOOL
PEDESTAL BOWL
TEAK WOOD BOWL
MARBLE SIDE TABLE

A 'How to Style' section leverages generative AI images to help shoppers visualize products in their homes, as well as style preferences and sustainability data to suggest complementary products and ways to enhance the sustainability of their homes.

SISTAIN gives shoppers the power to align their values with their choices so they can have a positive impact on the world and on their own wellbeing - all without sacrificing style.

Shoppable creator collections reward creators for promoting our products & mission"

SISTAIN is the only platform in our vertical with an engaged community and a structure that rewards creators for promoting products and the sustainability mission. Creators within our community curate collections of 'SISTAIN-approved' home goods. Together we develop editorial content to demystify sustainable living. Creators earn commission from product sales resulting from their collections and content.


SISTAIN
About
Author, Interior Designer, Chef
Athena Calderone
Kitchen Essentials
Outdoor Patio
Handmade Ceramics
Entertaining
Entertaining

We pride ourselves in offering a closed loop attribution model. For example, if a customer clicks on an image pinned to a creator's collection and then checks out with that product, the creator receives 10-15% of the sale. No added work on

their end to include affiliate links, tagged products, or discount codes.

This model fuels organic growth, keeps customer acquisition costs low, and drives collective impact via network effects.

With **SISTAIN**, design-forward conscious consumerism is a tangible reality



Take Care of Yourself
Take Care of the Planet

The **$715B** home decor market is **massive**



GLOBAL HOME DECOR MARKET
(In Billions US $)
$715B
$937B
1,000
750
500
250
0
2022
2023
2024
2025
2026
2027
2028
Source: IMARC GROUP 2023

The $715B home decor market is crowded with major polluters and brands that are green-washing in an attempt to capitalize on the sustainability movement. No brand has emerged as the sustainability leader, and yet the market for sustainable goods is growing at a cumulative growth rate of 9.48%, nearly double that of conventional goods.

Our leadership team has **scaled** & **exited** 2 startups



Jaclyn Tracy FOUNDER
12-years experience in marketing, branding and design
John Schnipkoweit CTO
25-years experience in software engineering, systems theory & product
Luis Villarreal CFO
Finance professional: PE Due Diligence / FP&A / Controller
Alyssa Warth GROWTH
eCommerce growth & acquisition: strategy, data analysis & buying



Imperfectly, but collectively
I created SISTAIN because I was intimidated by the "zero" in zero-waste but I wanted to live more sustainably. Success to me is in the collective impact.
— JACLYN TRACY, FOUNDER & CEO

At the heart of SISTAIN's vision is Founder and CEO Jaclyn Tracy. A 2x founder, Jaclyn brings over a decade of experience in advertising for top-tier Fortune 500 brands including Samsung, Discover, and Pro Plan, and she has successfully managed multi-million dollar digital budgets for a governor's race in Illinois and 50+ other political races.

Advertising taught Jaclyn that consumer behavior can be changed, and it's with this that she is building a platform that makes sustainable consumerism not only more accessible, but also aspirational.

SISTAIN's CTO John Schnipkoweit boasts 25 years as a successful tech executive. Notably, he built and successfully exited two startups, one of which earned the backing of the Nike+ Accelerator powered by Techstars. In addition, he has experience scaling companies from $0 to $100M in revenue.


On track to $72M+ Revenue by 2028


ASSUMPTIONS
82%+ increase in avg customer order
$13M spent on advertising
-74% reduction in CAC
312K Total Customers
$110K
$655K
$5M
$15M
$33M
$72M
2023
2024
2025
2026
2027
2028

Note: the above contains forward projections which cannot be guaranteed.

SISTAIN has the potential to generate $72M/annum revenue by 2028 with a blended direct-to-consumer and marketplace revenue model. Our core revenue drivers are SISTAIN products that we hold in inventory, and drop shipped products sold via our marketplace. Goods held in inventory yield a higher margin of 50-55%, and our take rate on dropship goods is 20-30%. We're offering product diversity with minimized inventory risk. Please note that future revenues aren't guaranteed.


Invest in the future of sustainable shopping.

We are excited to enter our community owned era and you are invited to join us and share in our collective success and collective impact to save the planet. To thank our community of investors, we're offering perks in the form of branded merchandise and exclusive access to our founder:

INVESTMENT AMOUNT		PERK
$500		SISTAIN Hat
$2,500		SISTAIN Sweatshirt
$5,000		SISTAIN Starter Kit - Kitchen edition
$10,000		Exclusive, Custom Ceramic Piece
$25,000		Founders' Circle (Quarterly Meetup on the SISTAIN Mission)
$50,000		A Personal Sustainable Lifestyle Consultation with SISTAIN CEO, Jaclyn Tracy

Join SISTAIN on our mission to reduce the harmful environmental effects of consumerism by paving the way for consumers to make more conscious choices. By investing in SISTAIN, you are investing in a greener planet and building a

more circular future, together with a community of people who care.

We're here for the impact. The heart. The connection. The community. The growth. Vote with your dollar and invest in SISTAIN!


Together, we can make a **positive difference.**
FOR THE PLANET. AND FOR ALL OF HUMANITY.

Click here to view SISTAIN's investor deck